UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following document:
1. A press release from Pearson plc announcing Acquisition

16 November 2010

PEARSON ACQUIRES THE ADMINISTRATIVE ASSISTANTS LTD.; EXTENDS LEADERSHIP IN STUDENT INFORMATION SYSTEMS

Pearson, the world's leading learning company, today announced the acquisition of The Administrative Assistants Ltd. (aal), a provider of student information systems in the worldwide K-12 school market.

Student information systems provide administrators, parents, teachers and students with information on grades, homework, attendance, reporting and other elements vital to school performance and personalised learning.

Pearson is the leader in the SIS market, providing support to about 11 million students through the PowerSchool® and Chancery SMS® systems, and the acquisition of aal expands Pearson's SIS reach to more than 15 million students globally.

Based in Burlington, Ontario, aal provides the Web-based system known as eSIS® which has been implemented in locations ranging from North Carolina in the U.S. to Abu Dhabi in the Gulf, and aal's products will provide increased international market opportunities for Pearson in the K-12 market. Gross assets of aal are C$13m and 2010 revenues for the year ending September 30 were C$14m.

For more information on Pearson's SIS operations visit: http://www.pearsonschoolsystems.com

ENDS

For more information:

Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith         + 44 (0) 20 7010 2310

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 16 November, 2010

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary